Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2024

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$120,864	$85,964
Bullion (Note 7)	37,374	19,191
Trade and other receivables	3,302	114
Value-added tax receivables	10,831	16,250
Inventories (Note 8)	59,267	49,798
Prepaids and other assets	7,671	7,216
	239,309	178,533
Non-current assets
Mineral properties, plant and equipment (Note 9)	264,345	246,728
Deferred tax assets (Note 18)	1,031	22,723
Long-term value-added tax receivables	16,953	12,190
Prepaids and other long-term assets	5,428	—
Total assets	$527,066	$460,174

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10, 6(a))	$28,467	$17,924
Tax liabilities	12,390	33,614
Derivative liabilities	7,770	168
Lease obligations	330	67
	48,957	51,773
Non-current liabilities
Long-term lease obligations	660	221
Deferred tax liabilities (Note 18)	6,614	—
Reclamation provision (Note 12)	6,656	5,855
Total liabilities	62,887	57,849

Equity (Note 13)
Issued capital	422,117	406,890
Share option reserve	8,099	11,338
Currency translation reserve	(3,538)	(3,538)
Retained earnings	37,501	(12,365)
Total equity	464,179	402,325
Total liabilities and equity	$527,066	$460,174
See accompanying notes to the condensed interim consolidated financial statements
Approved by the Board on November 12, 2024

"signed"	N. Eric Fier, Director	"signed"	Anna Ladd-Kruger, Director

SILVERCREST METALS INC.	2

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in thousands of U.S. dollars except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue (Note 14)	$80,371	$63,828	$216,758	$183,810
Cost of sales
Production costs (Note 15)	(23,153)	(19,728)	(64,036)	(56,168)
Depreciation	(9,781)	(6,321)	(25,744)	(15,356)
Government royalties	(404)	(319)	(980)	(927)
	(33,338)	(26,368)	(90,760)	(72,451)
Mine operating earnings	47,033	37,460	125,998	111,359
General and administrative expenses (Note 16)	(4,885)	(2,808)	(15,017)	(9,222)
Exploration and project expenses	(554)	(250)	(963)	(627)
Foreign exchange losses	(2,050)	(355)	(4,435)	(7,877)
Transaction and integration costs	(3,435)	—	(3,435)	—
Earnings from operations	36,109	34,047	102,148	93,633
Interest income	1,721	682	4,594	2,587
Interest and finance expense (Note 17)	(301)	(3,502)	(922)	(5,539)
Other expense (Note 22)	(2,232)	—	(2,257)	—
Earnings before income taxes	35,297	31,227	103,563	90,681
Income tax expense (Note 18)	(25,789)	(1,291)	(53,697)	(9,878)
Net earnings	$9,508	$29,936	$49,866	$80,803

Other comprehensive income
Currency translation adjustment	—	—	—	10,255
Total comprehensive earnings	$9,508	$29,936	$49,866	$91,058

Net earnings attributable to common shareholders
Basic earnings per share	$0.06	$0.20	$0.34	$0.55
Diluted earnings per share	$0.06	$0.20	$0.33	$0.54
Weighted average shares outstanding (in 000’s) Basic	148,585	146,776	147,759	147,067
Weighted average shares outstanding (in 000’s) Diluted	150,246	148,123	149,116	148,410
See accompanying notes to the condensed interim consolidated financial statements

SILVERCREST METALS INC.	3

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
		(Note 19)		(Note 19)
Operating activities
Net earnings for the period	$9,508	$29,936	$49,866	$80,803
Income tax expense (Note 18)	25,789	1,291	53,697	9,878
Depreciation	9,781	6,316	25,744	15,391
Share-based compensation expense	1,665	443	4,551	1,857
Unrealized foreign exchange losses (gains)	787	(1,602)	3,312	7,100
Interest income	(1,721)	(682)	(4,594)	(2,587)
Interest expense (Note 17)	153	3,118	452	5,116
Interest paid (Note 19)	(239)	(119)	(452)	(1,651)
Interest received (Note 19)	1,760	700	4,633	2,784
Income taxes paid	(12,066)	—	(52,666)	(987)
Other operating activities (Note 19)	2,355	132	2,614	355
Change in working capital (Note 19)	6,394	4,268	(4,539)	4,106
	$44,166	$43,801	$82,618	$122,165
Investing activities
Payments for mineral properties, plant and equipment	(10,449)	(13,081)	(44,797)	(33,930)
Proceeds from sale of mineral properties, plant and equipment	—	—	259	—
Purchase of bullion	(10,314)	(6,228)	(11,244)	(12,019)
Payments for derivatives	(1,023)	—	(1,568)	—
	$(21,786)	$(19,309)	$(57,350)	$(45,949)
Financing activities
Common share proceeds	904	74	10,674	253
Common share repurchases	—	(7,139)	—	(7,139)
Repayment of debt (Note 11)	—	—	—	(50,000)
Payments of equipment leases	(37)	(11)	(84)	(82)
	$867	$(7,076)	$10,590	$(56,968)
Effects of exchange rate changes on cash and cash equivalents	(703)	(850)	(958)	(30)
Increase in cash and cash equivalents	22,544	16,566	34,900	19,218
Cash and cash equivalents at the beginning of the period	98,320	53,413	85,964	50,761
Cash and cash equivalents at the end of the period	$120,864	$69,979	$120,864	$69,979
Supplemental cash flow information and restatement of prior period (Note 19)
See accompanying notes to the condensed interim consolidated financial statements

SILVERCREST METALS INC.	4

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars except for number of shares)

	Issued shares	Issued capital	Share option reserve	Currency translation reserve	Retained earnings	Total
Balance, December 31, 2022	147,156	$405,811	$10,945	$(13,793)	$(125,969)	$276,994
Total comprehensive earnings
Net earnings for the period	—	—	—	—	80,803	80,803
Foreign exchange translation	—	—	—	10,255	—	10,255
	—	—	—	10,255	80,803	91,058
Shares issued on the exercise of stock options	105	414	(161)	—	—	253
Stock options forfeited	—	—	(78)	—	78	—
Share-based compensation on option grants	—	—	1,868	—	—	1,868
Shares repurchased and cancelled	(1,503)	(4,026)	—	—	(3,113)	(7,139)
Balance, September 30, 2023	145,758	402,199	12,574	(3,538)	(48,201)	363,034
Total comprehensive earnings
Net earnings for the year	—	—	—	—	35,917	35,917
	—	—	—	—	35,917	35,917
Shares issued on the exercise of stock options	1,178	4,694	(1,816)	—	—	2,878
Stock options forfeited	—	—	78	—	(78)	—
Share-based compensation on option grants	—	—	502	—	—	502
Shares repurchased and cancelled	(1)	(3)	—	—	(3)	(6)
Balance, December 31, 2023	146,935	406,890	11,338	(3,538)	(12,365)	402,325
Total comprehensive earnings
Net earnings for the period	—	—	—	—	49,866	49,866
	—	—	—	—	49,866	49,866
Shares issued on the exercise of stock options	1,719	15,208	(4,534)	—	—	10,674
Shares issued on the settlement of share units	3	19	—	—	—	19
Share-based compensation on option grants	—	—	1,295	—	—	1,295
Balance, September 30, 2024	148,657	$422,117	$8,099	$(3,538)	$37,501	$464,179
See accompanying notes to the condensed interim consolidated financial statements

SILVERCREST METALS INC.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2024 and December 31, 2023, and for the
three and nine months ended September 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

1. Nature of Operations
SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office and principal address is located at 501-570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1. The Company’s registered office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4. SilverCrest shares trade on the Toronto Stock Exchange under the symbol SIL and the NYSE-American under the symbol SILV.
SilverCrest engages in silver and gold mining and related activities, including exploration and mine development from its Las Chispas mine located in Sonora, Mexico.
On October 3, 2024, the Company and Coeur Mining, Inc. ("Coeur") entered into a definitive agreement whereby Coeur will acquire all of the issued and outstanding shares of SilverCrest pursuant to a plan of arrangement (the "Transaction").The Transaction is subject to certain regulatory approvals and other closing conditions. Please refer to Note 23 for further details.

2. Basis of Preparation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, under International Accounting Standard ("IAS") 34 - Interim Financial Reporting and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2023 (the "2023 Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the 2023 Annual Financial Statements.
These unaudited condensed interim consolidated financial statements were approved for issuance by the Board of Directors on November 12, 2024.

3. Material Accounting Policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements, with the exception of those described in Note 4, are consistent with those applied and disclosed in the 2023 Annual Financial Statements.

4. Changes in Accounting Standards
Application of New and Revised Accounting Standards
Presentation of Financial Statements (Amendments to IAS 1)
We have adopted the amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current based on contractual rights that are in existence at the end of the reporting period. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a material impact on the Company.
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures

SILVERCREST METALS INC.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2024 and December 31, 2023, and for the
three and nine months ended September 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

to be explained and included in a separate note within the consolidated financial statement. The standard is effective for financial statements beginning on January 1, 2027, including interim financial statements and requires retrospective application. The Company is currently assessing the impact of this amendment.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

5. Significant Judgments and Estimates
In preparing the Company’s unaudited condensed interim financial statements for the three and nine months ended September 30, 2024, critical judgements made in applying the Company's accounting policies and key sources of estimation uncertainty are consistent with those disclosed in Notes 5 and 6, respectively, of its 2023 Annual Financial Statements.

6. Financial Instruments
a)Carrying Values and Measurement of Financial Assets and Liabilities at Amortized Cost or Fair Value through Profit and Loss ("FVTPL")

September 30, 2024	Amortized cost	FVTPL	Total
Financial assets
Cash and cash equivalents	$120,864	$—	$120,864
Trade and other receivables	3,302	—	3,302

Financial liabilities
Accounts payable and accrued liabilities	21,909	6,558	28,467
Derivative liabilities	—	7,770	7,770

December 31, 2023	Amortized cost	FVTPL	Total
Financial assets
Cash and cash equivalents	$85,964	$—	$85,964
Trade and other receivables	114	—	114

Financial liabilities
Accounts payable and accrued liabilities	14,080	3,844	17,924
Derivative liabilities	—	168	168
b)Derivative Instruments
The Company's derivatives are comprised of bullion contracts and foreign currency contracts. During the three and nine months ended September 30, 2024, the Company sold call options and purchased put options on bullion and foreign currency contracts. Cash premiums received from the sale of contracts are initially recorded as a liability. The value of the option is remeasured using the Black-Scholes option pricing model at each reporting date, with gains or losses recorded as other expense, along with a corresponding increase or decrease to the derivative assets or liabilities.

SILVERCREST METALS INC.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2024 and December 31, 2023, and for the
three and nine months ended September 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

The derivative losses, which are recorded in other expense (Note 22), for the three and nine months ended September 30, 2024 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Realized foreign currency contract losses	$1,046	$—	$1,020	$—
Realized bullion contract gains	(54)	—	461	—
Realized derivative losses	$992	$—	$1,481	$—
Unrealized foreign currency contract losses	4,218	—	7,732	—
Unrealized bullion contract gains	53	—	(43)	—
Unrealized derivative losses	$4,271	$—	$7,689	$—
	$5,263	$—	$9,170	$—
c)Fair Value Information
i.Fair Value Measurement
The categories of the fair value hierarchy of inputs used in the valuation techniques are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Consolidated Interim Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At September 30, 2024		At December 31, 2023
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Derivative liabilities	—	7,770	—	168
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remain unchanged from that at December 31, 2023.
Derivative liabilities are composed of bullion and currency contracts as at September 30, 2024 (December 31, 2023 - bullion contracts).
ii.Valuation Techniques for Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts, which are classified within Level 2 of the fair value hierarchy and valued using observable market prices.
d)Financial Instruments and Related Risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1.Currency risk
2.Interest rate risk
3.Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

SILVERCREST METALS INC.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2024 and December 31, 2023, and for the
three and nine months ended September 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

i.Credit Risk
Credit risk is the risk that a counterparty may fail to satisfy its performance obligations under the terms of a financial instrument. Credit risk results from cash and cash equivalents and trade and other receivables. The Company maintains policies to limit the concentration of credit risk.
The Company manages credit risk on its cash and cash equivalents by diversifying these asset holdings with multiple highly rated financial institutions, including the Bank of Montreal ("BMO") and the Bank of Nova Scotia (“BNS”) in Canada and BNS in Mexico. Substantially, all of our cash and cash equivalents held with financial institutions exceeds government-insured limits. Credit risk on trade and other receivables is managed by ensuring amounts are receivable from highly rated financial institutions. The Company has recognized nominal amount of credit losses with respect to trade and other receivables. For cash and cash equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet.
ii.Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
As at September 30, 2024, the Company continues to maintain its ability to meet its financial obligations as they come due.
iii.Market Risk
1.Currency Risk
The functional and reporting currency of the Company including its subsidiaries is the United States dollar ("USD") and the Company reports results using USD; however, the Company operates in jurisdictions that utilize the Canadian dollar ("CAD") and Mexican peso ("MXN"). As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to these local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
In order to mitigate its exposure to currency risk, the Company entered into option contracts designed to limit the effective exchange rate between the Mexican peso and US dollar. The notional value of open contracts as at September 30, 2024 totaled $74.2 million, with maturities from December 2024 until June 2025 and exchange rates between $17.42 and $18.27. During the three and nine months ended September 30, 2024, the Company recorded derivative losses of $5.3 million and $9.2 million, respectively (2023 - nil) (Note 22).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the nine months ended September 30, 2024 on its cash and cash equivalents was 5.10% (2023 - 5.40%).
On November 29, 2022, the Company's entered into a $120 million senior secured credit facility (the "Credit Facility") comprised of a $50 million term facility (the "Term Facility") and a $70 million revolving facility (the "Revolving Facility") (Note 11). The Company repaid the Term Facility during the first five months of 2023 and incurred a weighted average interest rate of 7.79% during that time. There were no amounts drawn on the Revolving Facility during the three and nine months ended September 30, 2024 or comparative period.
3.Price Risk
The Company is exposed to price risk on precious metals that impact the valuation of the Company’s derivative positions, comprised of gold and silver call options written, which has a direct and immediate impact on net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company’s control, and there can be no assurance that precious metal prices will not be subject to wide fluctuations in the future. A substantial or extended change in precious metal prices could have an adverse effect on the Company’s financial position, income, and cash flows.

SILVERCREST METALS INC.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2024 and December 31, 2023, and for the
three and nine months ended September 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

7. Bullion
The Company purchases gold and silver bullion from a bullion bank as part of its liquidity management program.
Bullion held by the Company was comprised of the following:

	September 30, 2024		December 31, 2023
	Cost	Fair value	Cost	Fair value
Gold bullion	$8,265	$10,470	$5,535	$5,743
Silver bullion	21,445	26,904	13,139	13,448
	$29,710	$37,374	$18,674	$19,191
The Company records bullion at fair value with gains of $3.0 million and $6.9 million, respectively, included in other expense (Note 22) for the three and nine months ended September 30, 2024 (2023 - $0.1 million and $0.3 million, respectively).

8. Inventories
The Company’s inventories were comprised of the following:

	September 30, 2024	December 31, 2023
Stockpile	$33,802	$27,115
In-process	2,305	2,055
Finished	14,341	11,496
Materials and supplies	8,819	9,132
	$59,267	$49,798
For the three and nine months ended September 30, 2024, the Company recognized a nil and $1.0 million, respectively, impairment of materials and supplies inventories in production costs (Note 15). No amounts were recorded in the comparative periods.

9. Mineral Properties, Plant, and Equipment

		September 30, 2024			December 31, 2023
		Cost	Accumulated Depreciation	Carrying Value	Cost	Accumulated Depreciation	Carrying Value
Producing:
Mexico	Las Chispas	$329,174	$(67,811)	$261,363	$281,371	$(37,130)	$244,241

Non-Producing:
Mexico	Other	2,772	(261)	$2,511	2,748	(261)	$2,487
Canada	Other	558	(87)	$471	58	(58)	$—
		3,330	(348)	2,982	2,806	(319)	2,487
Total		$332,504	$(68,159)	$264,345	$284,177	$(37,449)	$246,728

SILVERCREST METALS INC.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2024 and December 31, 2023, and for the
three and nine months ended September 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

10. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of:

	September 30, 2024	December 31, 2023
Trade payables	$6,816	$2,938
Accrued liabilities	12,606	9,890
Payroll related liabilities	2,487	1,957
Share unit accrued liabilities	6,558	3,139
	$28,467	$17,924

11. Debt
Revolving Facility
On November 29, 2022, the Company entered into a $120 million Credit Facility comprised of a $50 million Term Facility, maturing November 28, 2025, and a $70 million Revolving Facility, maturing November 27, 2026. On closing the Credit Facility, the Company drew $50 million from the Term Facility and used $40 million of available cash to repay its $92.9 million secured project financing facility.
The Company fully repaid the Term Facility during the first five months of 2023 and has not drawn from the Revolving Facility in 2024 or 2023. As of September 30, 2024, the Company was in compliance with all covenants under the $70 million Revolving Facility.
The Revolving Facility bears interest, and the Term Facility when outstanding bore interest, at a rate based initially on an adjusted Term secured overnight financing rate ("SOFR") as administered by the Federal Reserve Bank of New York, plus an applicable margin ranging from 2.50% to 3.75%. The undrawn portion of the Revolving Facility is subject to a standby fee ranging from 0.5625% to 0.8428% per annum. During the three and nine months ended September 30, 2024, $0.1 million and $0.3 million, respectively, (2023 - $0.2 million and $0.5 million, respectively) of standby fees and interest were recorded as interest and finance expense.

12. Reclamation Provision
Changes to the reclamation and closure provision for the nine months ended September 30, 2024 and year ended December 31, 2023 is as follows:

	September 30, 2024	December 31, 2023
Balance, beginning of period	$5,855	$4,590
Accretion of reclamation provision (Note 17)	402	493
Revisions in estimates and obligations	399	772
Balance, end of period	$6,656	$5,855

13. Share Capital and Employee Compensation Plans
The Company grants stock options, cash-settled Performance Share Units ("PSUs"), Restricted Share Units ("RSUs"), and Deferred Share Units ("DSUs") to eligible employees, officers, and directors. The associated expenses are recognized over the vesting period, generally within three years.
a)Stock Options
For the three and nine months ended September 30, 2024, the total share-based compensation expense relating to stock options was $0.4 million and $1.3 million, respectively (2023 - $0.3 million and $0.9 million, respectively) and is presented as a component of general and administrative expense (Note 16).

SILVERCREST METALS INC.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2024 and December 31, 2023, and for the
three and nine months ended September 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

During the three and nine months ended September 30, 2024, the Company granted nil and 634,300 stock options, respectively (nil for the three and nine months ended September 30, 2023). During the three and nine months ended September 30, 2024, the Company issued 128,833 and 1,718,862 common shares, respectively (2023 - 30,000 and 105,000, respectively), in connection with the exercise of stock options.
The following table summarizes changes in stock options for the nine months ended September 30, 2024 and year ended December 31, 2023:

	Nine months ended September 30, 2024		Year ended December 31, 2023
	Number of options	Weighted average exercised price CAD	Number of options	Weighted average exercised price CAD
Outstanding, beginning of period	4,105	$9.16	5,560	$7.87
Granted	634	7.51	65	7.13
Exercised	(1,719)	8.48	(1,283)	3.34
Forfeited	(123)	9.42	(238)	9.80
Outstanding, end of period	2,898	$9.19	4,105	$9.16
The following table summarizes information about the Company's stock options outstanding at September 30, 2024:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD	Number Outstanding as at September 30, 2024	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD	Number Outstanding as at September 30, 2024	Weighted Average Exercise Price CAD
$7.13 - $8.21	839	3.5	$7.54	166	$8.12
$8.22 - $8.50	740	2.5	8.44	327	8.36
$8.51 - $10.80	541	2.2	9.81	346	9.83
$10.81 - $12.63	777	1.4	11.24	752	11.24
	2,898	2.4	$9.19	1,590	$10.02
b)PSUs
The Company recorded a $0.3 million and $0.7 million expense, respectively, for PSUs for the three and nine months ended September 30, 2024 (2023 - nil in both periods) which is included in general and administrative expense (Note 16).
The following table summarizes changes in PSUs for the nine months ended September 30, 2024 and year ended December 31, 2023:

	Nine months ended September 30, 2024		Year ended December 31, 2023
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	153	$705	174	$764
Granted	97	277	62	451
Settled for cash	(62)	(405)	(83)	(535)
Change in value	—	403	—	25
Outstanding, end of period	188	979	153	705

SILVERCREST METALS INC.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2024 and December 31, 2023, and for the
three and nine months ended September 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

c)RSUs
The Company recorded a $0.6 million and $1.4 million expense, respectively, for RSUs for the three and nine months ended September 30, 2024 (2023 - $nil and $0.1 million, respectively) which is included in general and administrative expense (Note 16).
The following table summarizes changes in RSUs for the nine months ended September 30, 2024 and year ended December 31, 2023:

	Nine months ended September 30, 2024		Year ended December 31, 2023
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	235	$1,055	249	$254
Granted	387	1,354	—	—
Settled for cash	(91)	(595)	—	—
Settled for shares	(3)	(16)	—	—
Forfeited	(30)	—	(14)	(20)
Change in value	—	557	—	821
Outstanding, end of period	498	2,354	235	1,055
d)DSUs
The Company recorded a $0.3 million expense and a $1.1 million, respectively, for DSUs for the three and nine months ended September 30, 2024 (2023 - $0.3 million and $0.4 million recovery, respectively) which is included in general and administrative expense (Note 16).
The following table summarizes changes in DSUs for the nine months ended September 30, 2024 and year ended December 31, 2023:

	Nine months ended September 30, 2024		Year ended December 31, 2023
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	228	$1,498	228	$1,364
Granted	119	1,104	—	—
Change in value	—	622	—	134
Outstanding, end of period	347	3,224	228	1,498
e)Authorized Shares
The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.
f)Normal Course Issuer Bid ("NCIB") - Share repurchase program and share cancellation
During 2023, the Company received TSX acceptance of an NCIB permitting the Company to purchase up to 7,361,563 common shares of the Company over a 12-month period beginning on August 14, 2023. Under the NCIB, the Company may purchase up to a maximum of 80,376 common shares on the TSX during any trading day. All common shares, if any, purchased pursuant to the NCIB will be cancelled.
Share repurchases and cancellations are recorded by allocating any excess consideration over book value to deficit.
No shares were repurchased under the NCIB during the nine months ended September 30, 2024 and the program expired on August 14, 2024. During the nine months ended September 30, 2023, 1.5 million common shares were repurchased at an average price of CAD $6.44 per share for a total purchase of $7.1 million. As a result, the Company allocated $4.0 million to capital stock and $3.1 million to deficit.

SILVERCREST METALS INC.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2024 and December 31, 2023, and for the
three and nine months ended September 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

14. Revenue

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Gold	$37,580	$28,005	$100,935	$81,361
Silver	42,791	35,823	115,823	102,449
Revenue	$80,371	$63,828	$216,758	$183,810

15. Production Costs

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Materials and consumables (1)	$11,746	$8,758	$36,815	$27,243
Salaries and benefits	3,116	3,033	8,813	9,149
Contractors	7,762	4,995	20,203	14,678
Refining and transportation	514	494	1,426	1,554
Other	649	611	1,852	1,699
Changes in inventories	(634)	1,837	(5,073)	1,845
	$23,153	$19,728	$64,036	$56,168
(1)Includes a nil and a $1.0 million, respectively, impairment of materials and supplies inventories in production costs for the three and nine months ended September 30, 2024 with no amounts recorded in the comparative periods.

16. General and Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Corporate administration	$3,220	$2,772	$10,466	$8,630
Share-based compensation	1,665	36	4,551	592
	$4,885	$2,808	$15,017	$9,222

17. Interest and Finance Expense

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Interest expense	$153	$154	$452	$1,919
Reclamation accretion expense (Note 12)	126	132	402	355
Other financing costs	22	3,216	68	3,265
	$301	$3,502	$922	$5,539

SILVERCREST METALS INC.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2024 and December 31, 2023, and for the
three and nine months ended September 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

18. Income Taxes
The income taxes recognized in net earnings and comprehensive earnings are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Current tax expense	$16,286	$2,680	$25,391	$7,880
Deferred tax expense (recovery)	9,503	(1,389)	28,306	1,998
	$25,789	$1,291	$53,697	$9,878
Reconciliation of effective income tax rate:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Earnings for the period before income taxes	$35,297	$31,227	$103,563	$90,681
Statutory tax rate	27%	27%	27%	27%
Income taxes computed at statutory rates	9,530	8,432	27,962	24,484
Increase (decrease) due to:
Permanent differences	111	(6,023)	559	(6,006)
Effect of other taxes (recovered) paid, mining and withholding	3,641	2,680	8,672	7,880
Change in unrecognized temporary differences and other	12,507	(3,798)	16,504	(16,480)
	$25,789	$1,291	$53,697	$9,878

19. Supplemental Cash Flow
The following table summarizes other operating activities adjustments for non-cash income statement items in operating activities:

	Three months ended September 30,		Nine months ended September 30,
Other operating activities	2024	2023	2024	2023
Adjustments for non-cash income statement items:
Reclamation accretion expense (Note 12)	$126	$132	$402	$355
Bullion gains (Note 7, 22)	(3,034)	—	(6,938)	—
Derivative losses (Note 6, 22)	5,263	—	9,170	—
Gains on sale of mineral properties, plant and equipment (Note 9)	—	—	(20)	—
	$2,355	$132	$2,614	$355
The following table summarizes the change in working capital in operating activities:

	Three months ended September 30,		Nine months ended September 30,
Change in working capital	2024	2023	2024	2023
Trade and other receivables	$1,825	$986	$(117)	$4,503
Inventories	(772)	943	(4,760)	4,126
Prepaid expenses	1,315	(93)	(5,212)	1,178
Accounts payable	4,401	2,432	5,550	(5,701)
Provisions	(375)	—	—	—
	$6,394	$4,268	$(4,539)	$4,106

SILVERCREST METALS INC.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2024 and December 31, 2023, and for the
three and nine months ended September 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

During the year ended December 31, 2023, the Company retrospectively applied an accounting policy change. This adjustment involved the inclusion of cash flows from both interest paid and received within operating activities in the consolidated statements of cash flows. This decision was made as the Company views these forms of financing and investment to be for the benefit of operations, in consideration of a full year of production. The following table provides a reconciliation of the impact of the accounting policy change on the amounts presented for the three and nine months ended September 30, 2023:

	Three months	Nine months
Interest paid(1)	$(119)	$(1,651)
Interest received(2)	$700	$2,784
(1)Previously presented as loan interest payments included in financing activities.
(2)Previously presented in investing activities.

20. Segmented Information
The Company’s reportable segments are assessed regularly for performance by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker ("CODM"). The Company has concluded that it has a single operating segment: Las Chispas Mine, which includes Picacho. Other business activities, including those related to the corporate office, that are not reportable are combined and presented as "all other" to reconcile with the Company's consolidated results.
Segments and their performance measures are listed below:

For the three months ended September 30, 2024
Segment	Revenue	Production costs and government royalties	Depreciation	Mine operating earnings	Capital expenditures
Las Chispas	$80,371	$23,557	$9,781	$47,033	$10,425
All other	—	—	—	—	24
	$80,371	$23,557	$9,781	$47,033	$10,449

For the three months ended September 30, 2023
Segment	Revenue	Production costs and government royalties	Depreciation	Mine operating earnings	Capital expenditures
Las Chispas	$63,828	$20,047	$6,321	$37,460	$13,081

For the nine months ended September 30, 2024
Segment	Revenue	Production costs and government royalties	Depreciation	Mine operating earnings	Capital expenditures
Las Chispas	$216,758	$65,016	$25,744	$125,998	$44,773
All other	—	—	—	—	24
	$216,758	$65,016	$25,744	$125,998	$44,797

For the nine months ended September 30, 2023
Segment	Revenue	Production costs and government royalties	Depreciation	Mine operating earnings	Capital expenditures
Las Chispas	$183,810	$57,095	$15,356	$111,359	$33,930

SILVERCREST METALS INC.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2024 and December 31, 2023, and for the
three and nine months ended September 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

At September 30, 2024
Segment	Assets	Liabilities	Net assets
Las Chispas	$412,459	$39,047	$373,412
All other	114,607	23,840	90,767
	$527,066	$62,887	$464,179

At December 31, 2023
Segment	Assets	Liabilities	Net assets
Las Chispas	$420,613	$43,899	$376,714
All other	39,561	13,950	25,611
	$460,174	$57,849	$402,325

21. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel, which primarily consists of short-term employee benefits and share-based compensation. There were no transactions with related parties outside of the ordinary course of business during the nine months ended September 30, 2024.

22. Other Expense

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Derivative losses (Note 6(b))	$(5,263)	$—	$(9,170)	$—
Bullion gains	3,034	—	6,938	—
Mineral properties, plant and equipment gains (Note 9)	—	—	20	—
Miscellaneous expense	(3)	—	(45)	—
	$(2,232)	$—	$(2,257)	$—

23. Subsequent Events
On October 4, 2024, the Company and Coeur Mining, Inc. ("Coeur") announced the Transaction, whereby Coeur will acquire all of the issued and outstanding shares of the Company (Note 1). Pursuant to the Transaction, SilverCrest shareholders will receive 1.6022 Coeur common shares for each SilverCrest common share which implies consideration of $1.7 billion, or $11.34 per SilverCrest common share, based on the closing price of Coeur common shares on October 3, 2024, the day prior to the announcement of the proposed Transaction.
The Transaction remains subject to approval by the shareholders of both the Company and Coeur, certain regulatory approvals (including Mexican antitrust approval), and court-approval of the plan of arrangement, as well as satisfaction of customary closing conditions. Subject to satisfaction of these conditions, the Transaction is expected to close in the first quarter of 2025.

SILVERCREST METALS INC.	17